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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Plan Year Ended December 31, 2001

Nature's Sunshine Products, Inc.
Tax Deferred Retirement Plan
(Full Title of the Plan)

Commission File No. 0-8707

NATURE'S SUNSHINE PRODUCTS, INC.
(Name of Issuer of the Securities Held Pursuant to the Plan)

75 East 1700 South
P.O. Box 19005
Provo, UT 84605-9005
(Address of Principal Executive Office)

NATURE'S SUNSHINE PRODUCTS, INC.
TAX DEFERRED RETIREMENT PLAN

FINANCIAL STATEMENTS AND REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

DECEMBER 31, 2001 AND 2000

C O N T E N T S

Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	1
FINANCIAL STATEMENTS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	3
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	4
NOTES TO FINANCIAL STATEMENTS	5
SUPPLEMENTAL INFORMATION
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES	10

REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

Plan Administrator and Trustee
Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan (the Plan), as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Provo, Utah
April 24, 2002

FINANCIAL STATEMENTS

Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2001	2000
Assets
Cash	$433	$—
Investments, at fair value (Note D)	20,300,540	18,035,206
Contributions receivable
Participants	39,549	60,816
Employer	32,490	48,125

Total assets	20,373,012	18,144,147
Liabilities—payables	8,915	73,221

Net assets available for benefits	$20,364,097	$18,070,926

The accompanying notes are an integral part of these statements.

Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS

Year ended December 31, 2001

Additions to net assets attributed to
Interest and dividend income	$424,612
Contributions
Participants' salary deferrals	1,042,359
Employer	819,142
Net appreciation in fair value of investments (Note D)	573,341

Total additions	2,859,454

Deductions from net assets attributed to benefits paid to participants	566,283

Net increase	2,293,171
Net assets available for benefits at beginning of year	18,070,926

Net assets available for benefits at end of year	$20,364,097

The accompanying notes are an integral part of this statement.

Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2001 and 2000

NOTE A—DESCRIPTION OF PLAN

        The following description of the Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  General

        Nature's Sunshine Products, Inc. (the Company) adopted the Plan effective October 13, 1986. The Plan is a defined contribution plan, which was established to provide employees with an opportunity to accumulate funds for retirement or disability and to provide death benefits for employees' dependents and beneficiaries. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Effective December 28, 1994, the Company amended and restated the Plan to comply with the Tax Reform Act of 1986. Effective October 18, 1999, the Company restated the Plan in conjunction with a change of third party administrators.

  Eligibility

        Employees of the Company who are 18 years of age are eligible to participate in the Plan immediately upon hire. Each eligible employee is required to make an election in order to actively participate in the Plan.

  Contributions

        Eligible participants may contribute annually up to $10,500 in 2001 and 2000. Participants elect both the amount of salary deferral contributions and the allocation of the salary deferral contributions among the various participant-directed investment funds available within the Plan. Salary deferral contributions cannot exceed 10 percent of a participant's gross compensation. Participants are 100 percent vested at all times in their salary deferral contributions and related earnings. The Company remits each participant's salary deferral contribution to the Plan on a biweekly basis. Participants may not make voluntary contributions to the Plan other than through salary deferral contributions.

        The Company may make matching contributions at its discretion which are allocated to participants on a pro rata basis based on the ratio of their compensation for the year to total compensation for all participants. During 2001 and 2000, the Company matched employee contributions at a rate of 100 percent of such contributions up to a maximum of five percent of the employee's gross compensation.

        The Company may also make additional contributions to the Plan at its discretion. The amount contributed annually is determined by the Board of Directors of the Company. No such additional contributions were made to the Plan during 2001.

  Vesting

        Vesting in Company contributions occurs upon (1) completion of four years of service with the Company, (2) attaining the Plan's normal retirement age of 59 1/2, (3) death, or (4) disability.

  Payment of benefits

        Benefits are normally paid upon retirement, death, disability, or other termination and may be paid in lump sums, installments over a designated period, or rolled over into an IRA or other retirement plan. Participants may withdraw funds from the Plan while actively employed for hardships subject to specific restrictions set forth in the Plan agreement.

  Termination of the Plan

        Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. If the Plan is suspended or terminated, all participants shall be fully vested in their accounts, including employer contributions and related earnings.

  Investments

        Net unrealized appreciation or depreciation caused by fluctuations in the market value of investments is reflected in the Statement of Changes in Net Assets Available for Benefits. Amounts invested earn interest and dividends, which in turn are reinvested in the participant's respective funds. Contributions are invested by the trustee as directed by the participants.

  Expenses

        The Company paid all administrative expenses of the Plan including legal and accounting fees during 2001 and 2000.

  Participant Accounts

        Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

        Additional Company contributions are allocated to individual participant accounts based on a pro rata basis.

  Forfeitures

        Forfeited nonvested amounts are used to reduce future employer contributions. At December 31, 2001, forfeited nonvested accounts totaled $8,915 ($73,221 at December 31, 2000). In 2001, employer contributions were reduced by $21,879 from forfeited nonvested accounts.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of accounting

        The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP) as applied to employee benefit plans, and in accordance with the Plan agreement.

  Estimates

        The preparation of financial statements in conformity with US GAAP, requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

  Investment valuation and income recognition

        The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price.

        Purchases and sales of securities are recorded on a trade-date basis. Income from interest and dividends is recorded on the accrual basis. Earnings and losses within each fund are allocated to participants based on their proportionate shares in the fund.

  Benefits

        Benefits are recorded when paid.

NOTE C—FEDERAL INCOME TAXES

        The Plan is subject to the Employee Retirement Income Security Act of 1974 and certain provisions of the Internal Revenue Code (IRC). The Plan is intended to qualify under Section 401(a) of the IRC and prior to the latest Plan restatement the Internal Revenue Service has issued a favorable determination letter ruling dated June 17, 1995, that the Plan was designed in accordance with applicable IRC requirements as of the date of their letter. The latest Plan was restated using a Merrill Lynch prototype plan document. Although a determination letter has not yet been issued, management believes that the Plan is currently designed and operated in accordance with applicable IRC requirements. As a result, the Plan has not provided for federal income taxes.

NOTE D—INVESTMENTS

        The following presents investments that represent five percent or more of the Plan's net assets.

	December 31,
	2001	2000
Nature's Sunshine Products, Inc. common stock, 602,232 and 595,164 shares, respectively	$7,070,203	$4,054,258
Alliance Premier Growth Fund, 189,784 and 175,700 shares, respectively	3,856,412	4,692,949
Massachusetts Investors Trust Fund, 149,858 and 170,933 shares, respectively	2,484,642	3,422,078
Merrill Lynch Return Preservation Trust Fund, 2,265,373 and 1,706,201 shares, respectively	2,265,373	1,706,201
PIMCO Total Return Fund, 95,696 and 75,840 shares, respectively	1,000,985	787,983
Franklin Mutual Beacon Fund, 70,829 and 39,156 shares, respectively	921,484	522,345
Van Kampen Emerging Growth Fund, 21,276 and 22,655 shares, respectively	900,407	1,422,263

        During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value by $573,341 as follows:

Common stock	$2,947,382
Mutual funds	(2,374,041)

Net appreciation in fair value	$573,341

NOTE E—RELATED PARTY TRANSACTIONS

        Certain Plan investments are shares of mutual funds managed by Merrill Lynch Trust Company. Merrill Lynch Trust Company is the third party administrator as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

SUPPLEMENTAL INFORMATION

Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan
Employer Identification Number: 87-0327982
Plan Number: 003

ITEM 27a—SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2001

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
*	Merrill Lynch Return Preservation Trust Fund	Money Market Fund	$2,265,373
*	Nature's Sunshine Products, Inc. Common Stock	Corporate Stock	7,070,203
	Mercury HW International Value Distribution Fund	Mutual Fund	100,629
*	Merrill Lynch Fundamental Growth Fund	Mutual Fund	125,807
*	Merrill Lynch Basic Value Fund	Mutual Fund	23,982
*	Merrill Lynch Balanced Capital Fund	Mutual Fund	3,331
*	Merrill Lynch Bond High Income Fund	Mutual Fund	16,092
*	Merrill Lynch Global Allocation Fund	Mutual Fund	25,488
*	Merrill Lynch Equity Income Fund	Mutual Fund	275,880
	Dreyfus Premier Balanced Fund	Mutual Fund	487,717
	Franklin Mutual Beacon Fund	Mutual Fund	921,484
	PIMCO Total Return Fund	Mutual Fund	1,000,985
	PIMCO Stockplus Fund	Mutual Fund	29,927
	Lord Abbett Developing Growth Fund	Mutual Fund	574,535
	Van Kampen Emerging Growth Fund	Mutual Fund	900,407
*	Merrill Lynch US Government Mortgage Fund	Mutual Fund	17,152
	Alliance Premier Growth Fund	Mutual Fund	3,856,412
	Ivy International Fund	Mutual Fund	120,494
	Massachusetts Investors Trust Fund	Mutual Fund	2,484,642
			$20,300,540

*
Party-in-interest

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Nature's Sunshine Products Tax Deferred Retirement Plan
Date: June 25, 2002	By:	/s/ DOUGLAS FAGGIOLI Douglas Faggioli, Chief Operating Officer

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C O N T E N T S
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS December 31,
Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS Year ended December 31, 2001
Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan NOTES TO FINANCIAL STATEMENTS December 31, 2001 and 2000
Nature's Sunshine Products, Inc. Tax Deferred Retirement Plan Employer Identification Number: 87-0327982 Plan Number: 003 ITEM 27a—SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES December 31, 2001